FOR IMMEDIATE RELEASE

Contact:

Protein Design Labs, Inc.
James R. Goff
Senior Director,
Corporate Communications
(510) 574-1421
jgoff@pdl.com

PROTEIN DESIGN LABS UPDATES STATUS OF GENENTECH HUMANIZATION PATENT LICENSE ARRANGEMENT

Fremont, Calif., June 23, 2003 -- Protein Design Labs, Inc. (Nasdaq: PDLI) (PDL) today clarified certain terms of the Patent Licensing Master Agreement (Agreement) dated September 25, 1998 between Genentech, Inc. and PDL, following FDA approval on June 20, 2003 of Genentech's humanized antibody, Xolair (omalizumab), a humanized anti-IgE antibody for allergic asthma.

The Agreement provides that Genentech may obtain a non-exclusive license under certain PDL patents and patent applications which PDL believes cover most humanized antibodies, and PDL may obtain non-exclusive licenses under certain Genentech patents and patent applications covering the expression of recombinant antibodies and certain chimeric antibodies. Each party originally had the ability to select up to six antibodies to be covered by the license rights in the Agreement. Genentech exercised one of its rights under the Agreement with respect to Herceptin (transtuzumab) in late 1998. Specifically, Genentech launched Herceptin on October 5, 1998 and PDL received notice of exercise in early November 1998. To date, neither party has exercised its rights to take any further licenses under the Agreement. PDL noted that it has not been advised by Genentech that it intends, nor that it does not intend, to exercise its right under the Agreement to take a license with respect to Xolair, which is awaiting commercial launch following Friday's FDA approval.

PDL further noted that the parties have had preliminary discussions regarding a mutual extension of the Agreement, which is scheduled to expire in September 2003. Under the current Agreement, prior to its expiration, each party has the unilateral right to extend the expiration period of its unexercised rights with respect to particular antigens, or antibody targets, as well as the unilateral right to acquire additional options to obtain non-exclusive licenses under the other company's relevant patents and patent applications, in each case upon the payment of undisclosed sums prior to expiration of the Agreement.

Finally, PDL noted that there can be no assurance as to whether Genentech will take additional licenses under the Agreement, the timing of the exercise of those

rights, if at all, or whether Genentech will elect to license under the Agreement any of its antibody products currently under development, including Xolair, Raptiva or Avastin. These and other factors regarding PDL's patents and licenses are included in PDL's filings with the Securities and Exchange Commission, including under the caption "Risk Factors." All statements included in this press release are based upon information available to PDL as of the date hereof, and PDL assumes no obligation to update any such forward-looking statements.

Protein Design Labs is a recognized leader in the discovery and development of humanized monoclonal antibodies for the treatment of disease. PDL currently has antibodies under development for autoimmune and inflammatory diseases, and cancer. PDL holds fundamental patents for its proprietary antibody humanization technology. For further information, visit www.pdl.com.

Protein Design Labs is a registered U.S. trademark and the PDL logo is a trademark of Protein Design Labs, Inc. Herceptin and Xolair are registered U.S. trademarks and Raptiva and Avastin are trademarks of Genentech, Inc.